UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From                      to
Commission File Number 0-49992
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
TD AMERITRADE HOLDING CORPORATION ASSOCIATES
401(k) PROFIT SHARING PLAN AND TRUST
(formerly Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust)
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
TD AMERITRADE HOLDING CORPORATION
4211 SOUTH 102nd STREET
OMAHA, NE 68127-1031

TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST
(formerly Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust)
All schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of
TD AMERITRADE Holding Corporation
We have audited the accompanying statements of net assets available for benefits of TD AMERITRADE Holding Corporation Associates 401(k) Profit Sharing Plan and Trust (the Plan) (formerly Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006 and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Chicago, Illinois
June 26, 2008

TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST
(formerly Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

CASH	$269	$14,786

INVESTMENTS, at fair value (Notes 3 and 4)	277,441,946	142,575,593

EMPLOYER CONTRIBUTION RECEIVABLE	10,351,234	5,048,678

PARTICIPANT CONTRIBUTIONS RECEIVABLE	—	251,092

DUE FROM BROKERS	206,356	82,284

TOTAL ASSETS	287,999,805	147,972,433

LIABILITIES

DUE TO BROKERS	240,783	40,292

TOTAL LIABILITIES	240,783	40,292

NET ASSETS AVAILABLE FOR BENEFITS	$287,759,022	$147,932,141

The accompanying notes are an integral part of the financial statements.

TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST
(formerly Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS TO (SUBTRACTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (Note 3)	$19,714,587	$(27,218,540)
Dividend income	2,902,313	23,554,386
Interest income	487,630	388,200

Net investment income (loss)	23,104,530	(3,275,954)
Contributions:
Employer contributions	15,409,506	7,786,344
Participant contributions	17,323,155	10,205,632

Total contributions	32,732,661	17,991,976

Transfer from acquired company plan (Note 6)	108,471,415	—

	164,308,606	14,716,022

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to plan participants	24,109,177	22,630,498
Administrative fees (Notes 2 and 4)	372,548	358,931

	24,481,725	22,989,429

NET INCREASE (DECREASE)	139,826,881	(8,273,407)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	147,932,141	156,205,548

End of year	$287,759,022	$147,932,141

The accompanying notes are an integral part of the financial statements.

TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST
(formerly Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
1.	DESCRIPTION OF PLAN

The following description of the TD AMERITRADE Holding Corporation Associates 401(k) Profit Sharing Plan and Trust (the “Plan”) (formerly Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution profit sharing and 401(k) plan sponsored by TD AMERITRADE Online Holdings Corp. (“TDAOH”). The Plan covers employees of TD AMERITRADE Holding Corporation (the “Parent”) and its participating affiliated companies (collectively, the “Company”) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions — Participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code. During an enrollment process, employees of the Company select their salary deferral percentage or they may elect not to participate in the Plan. Employees of the Company who do not complete the enrollment process with the Plan’s recordkeeper are subject to a default election in an amount equal to 3% of such employee’s compensation. Participants direct the investment of all contributions into various options offered by the Plan. In addition, participants may transfer fund balances between the various fund options, including Company common stock and self-directed brokerage accounts. In the event a participant does not direct the investment of their account, the trustee has been directed by the Plan to invest the participant’s contributions into the lifecycle fund that best approximates when the participant would reach age 65. Effective April 1, 2006, the Company contributes to the Plan as a matching contribution 50% of the participant’s contributions to the Plan that do not exceed 6% of the participant’s compensation. To adjust the year 2006 matching contributions to a full-year basis, the matching contribution percentage was temporarily increased from 50% to 65% for the nine-month period April 1, 2006 to December 31, 2006. The Company also makes discretionary contributions to the Plan. Highly compensated employees who are participants in the Ameritrade Holding Corporation 2002 Management Incentive Plan, or its successor plan or plans, shall not be eligible to receive Company matching or discretionary contributions.

Participant Accounts — Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings or losses, and charged with an allocation of administrative fees, provided however, that forfeitures are first used to pay administrative fees and any excess fees are then charged to participant accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Company contributions and earnings or losses thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants immediately vest in their contributions plus actual earnings or losses thereon.

Participant Loans — Participants may borrow from their Plan accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years except for loans used to acquire a principal residence, for which the repayment period may exceed five years.

Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.

Forfeited Accounts — Forfeitures are first used to reinstate prior forfeitures for former employees who return to employment with the Company, then to pay the Plan’s administrative expenses and lastly to supplement the Company’s contributions. In addition to the Company contributions, forfeitures of $1,840,094 and $2,830,820 were allocated to participant accounts for the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007 and 2006, unallocated forfeitures of $2,022,012 and $2,815,614, respectively, were included in investments and were available to pay Plan administrative expenses and supplement Company contributions in the subsequent year. In addition, as of December 31, 2007, unallocated forfeitures of $3,272,358 were included in investments and may be available to pay Plan administrative expenses and supplement Company contributions for years 2008 through 2015, if not previously used to reinstate prior forfeitures for former employees who have returned to employment with the Company.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Investment Valuation — Investments are valued as follows:
•	TD AMERITRADE Holding Corporation and The Toronto-Dominion Bank Common Stock — The common stock is stated at fair value as determined by quoted market prices.

•	Mutual Funds — Mutual funds are stated at fair value as determined by quoted net asset value.

•	Self-directed Accounts — Investments in self-directed accounts are stated at fair value as determined by quoted market prices and quoted net asset values of the investments held therein.

•	Participant Loans — Loans to participants are carried at the principal amount outstanding, which approximates fair value.
Income Recognition — Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Costs — The Company pays certain administrative costs for the Plan. Only costs paid by the Plan are reflected in the Plan’s financial statements.

Payment of Benefits — Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents individual investments that represent 5% or more of the Plan’s net assets available for benefits.

	2007	2006
Investments at fair value as determined by quoted market price or quoted net asset value:
TD AMERITRADE Holding Corporation common stock	$77,321,763	$74,516,084
T. Rowe Price Mid Cap Growth Fund	27,111,612	*
Vanguard Reserve Prime Money Market Institutional Fund	21,038,634	*
Lazard Emerging Markets Open Fund	18,128,264	*
American Funds Growth Fund of America R5	17,230,998	*
Vanguard Institutional Index Fund	16,851,067	*
T. Rowe Price Small Cap Value Fund	15,027,067	*

*	Investment represented less than 5% of Plan net assets as of December 31, 2006.
During 2007 and 2006, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value, as follows:

	Years Ended December 31,
	2007	2006
Net change in fair value:
TD AMERITRADE Holding Corporation common stock	$16,932,406	$(31,056,949)
The Toronto-Dominion Bank common stock	29,733	—
Mutual funds	2,401,927	2,978,353
Self-directed brokerage accounts	350,521	860,056

Net appreciation (depreciation) in fair value of investments	$19,714,587	$(27,218,540)

4.	PARTIES-IN-INTEREST

The Plan holds shares of common stock of both the Parent and The Toronto-Dominion Bank. TDAOH is a wholly-owned subsidiary of the Parent. As of December 31, 2007, The Toronto-Dominion Bank owned approximately 39.9% of the Parent’s voting common stock. Prior to April 2006, TD AMERITRADE Clearing, Inc., a wholly-owned subsidiary of the Parent, acted as the broker for the Plan’s self-directed brokerage accounts. In April 2006, TD AMERITRADE Clearing, Inc. transferred its introducing broker/dealer business to TD AMERITRADE, Inc., a wholly-owned subsidiary of the Parent. TD AMERITRADE, Inc. became the introducing broker for the Plan’s self-directed brokerage accounts.

On July 16, 2007, the trustee as defined by the Plan was changed from Intrust Bank, N.A., a discretionary trustee, to Orchard Trust Company, LLC, a non-discretionary trustee. Administrative and recordkeeping fees of $286,576 and $371,448 were paid to NestEgg Consulting, Inc., a wholly-owned subsidiary of Intrust Bank, N.A., in 2007 and 2006, respectively. Administrative and recordkeeping fees of $79,062 were paid to Great-West Retirement Services in 2007. Orchard Trust Company, LLC and Great-West Retirement Services are wholly-owned subsidiaries of Great-West Life and Annuity Insurance Company. These transactions qualify as party-in-interest transactions.

At December 31, 2007, the Plan held 3,854,525 shares of Parent common stock with a cost basis of $43,950,511 and 119,186 shares of The Toronto-Dominion Bank common stock with a cost basis of $3,043,172.

5.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6.	TRANSFER FROM ACQUIRED COMPANY PLAN

On July 16, 2007, assets held in the TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan with a fair value of $108,471,415 were transferred into the Plan. This transfer is reflected on the Statements of Changes in Net Assets Available for Benefits as “Transfer from acquired company plan.”

TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST
(Employer Identification Number 47-0642657, Plan No. 001)
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2007

Column B	Column C	Column E
	Description of Investment
	Including Collateral,
Identity of Issue, Borrower,	Rate of Interest, Maturity	Current
Lessor or Similar Party	Date, Par or Maturity Value	Value
TD AMERITRADE Holding Corporation*	Common stock, 3,854,525 shares	$77,321,763
TD AMERITRADE Clearing, Inc.*	Self-directed brokerage accounts (comprised of various self-directed investments)	22,142,573
The Toronto-Dominion Bank*	Common stock, 119,186 shares	8,337,063
American Funds	American Funds Growth Fund of America R5, 506,794 shares	17,230,998
Goldman Sachs	Goldman Sachs Large Cap Value Institutional Fund, 971,180 shares	13,538,256
The Lazard Funds, Inc.	Lazard Emerging Markets Open Fund, 750,032 shares	18,128,264
Pacific Investment Management Co.	PIMCO Total Return Institutional Fund, 609,480 shares	6,515,340
T. Rowe Price	T. Rowe Price International Bond Fund, 108,096 shares	1,090,688
T. Rowe Price	T. Rowe Price Mid Cap Growth Fund, 470,116 shares	27,111,612
T. Rowe Price	T. Rowe Price Retirement 2005 Fund, 1,586 shares	18,702
T. Rowe Price	T. Rowe Price Retirement 2010 Fund, 40,156 shares	650,932
T. Rowe Price	T. Rowe Price Retirement 2015 Fund, 58,730 shares	742,937
T. Rowe Price	T. Rowe Price Retirement 2020 Fund, 130,238 shares	2,310,424
T. Rowe Price	T. Rowe Price Retirement 2025 Fund, 38,952 shares	513,392
T. Rowe Price	T. Rowe Price Retirement 2030 Fund, 234,657 shares	4,470,210
T. Rowe Price	T. Rowe Price Retirement 2035 Fund, 109,048 shares	1,473,235
T. Rowe Price	T. Rowe Price Retirement 2040 Fund, 280,164 shares	5,379,142
T. Rowe Price	T. Rowe Price Retirement 2045 Fund, 19,158 shares	243,881
T. Rowe Price	T. Rowe Price Retirement 2050 Fund, 8,003 shares	83,871
T. Rowe Price	T. Rowe Price Retirement 2055 Fund, 12,532 shares	131,331
T. Rowe Price	T. Rowe Price Retirement Income Fund, 14,452 shares	192,206
T. Rowe Price	T. Rowe Price Small Cap Value Fund, 418,348 shares	15,027,067
The Vanguard Group, Inc.	Vanguard Institutional Index Fund, 125,623 shares	16,851,067
The Vanguard Group, Inc.	Vanguard Reserve Prime Money Market Institutional Fund, 21,038,634 shares	21,038,634
The Vanguard Group, Inc.	Vanguard Total Bond Market Index Signal Fund, 18,534 shares	188,305
The Vanguard Group, Inc.	Vanguard Total International Stock Index Fund, 564,768 shares	11,233,241
The Vanguard Group, Inc.	Vanguard Total Stock Market Index Signal Fund, 25,069 shares	855,604
Loans to Participants *	Maturing from January 2008 to September 2022, interest range: 5.00% to 10.5%	4,621,208

		$277,441,946

*	Represents a party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the TD AMERITRADE Holding Corporation Associates 401(k) Profit Sharing Plan and Trust Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST

Date: June 26, 2008	By:	/s/ WILLIAM J. GERBER
William J. Gerber
TD AMERITRADE Holding Corporation Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP